UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    March 2009

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Release: March 10, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                          ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                          ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

Tuesday March 10th 2009

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush Corporate Update

Vancouver, March 10th. 2009

Portrush Petroleum Corporation (TSX- V :PSH, OTCBB: PRRPF) (http://www.portrushpetroleum.com)

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company.  The Company is focused on its core properties: the Lenox project, located in the Michigan Basin, Michigan, the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and the Waubuno property in Southwestern Ontario. The Lenox project has two oil wells on production and the Mission River project has fourteen wells on production.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas.  The field has multiple pays at depths ranging from 2,000 to 8,500 feet.  Portrush has a 10% working interest in the field.  To date fourteen wells have been drilled and all have been placed on production.

Portrush has commissioned a Calgary based Petrophysical Consulting firm to conduct a detailed evaluation on the Moore 6-12-III #2 well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario which was drilled late last year.  The evaluation is based on log evaluation and an oil show observed during drilling at the top of the main potentially productive porosity interval.  The results are considered preliminary until such time as the well is placed on production. The Company holds a 65% WI in the project.  For further information see the press release dated January 15th 2009.

Audited financials for the year ending December 31st 2008 are being prepared.

REVENUE

Oil and gas revenue, net of royalties for 2005 was $593,598, for 2006 revenues were $777,455 and for 2007 revenues were $392,534. 2008 revenue is expected to exceed half a million dollars.

The Company continues to review other oil and gas exploration and development opportunities.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555: info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the Adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: March 20, 2009        By: /s/ Neal Iverson

                                      Neal Iverson, Director